

15046171

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2015
Washington DC
404

SEC FILE NUMBER
8-65611

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TERRA CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 THIRD AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael S. Cardello 212-753-5100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DePIETTO CPAs, PC
(Name – *if individual, state last, first, middle name*)

1981 MARCUS AVENUE – SUITE C110 (Address) LAKE SUCCESS (City) NY (State) 11042 (Zip Code)

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce D. Batkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TERRA CAPITAL MARKETS, LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF EXECUTIVE OFFICER

Title



Notary Public

MICHAEL S. CARDELLO
Notary Public, State of New York
No. 01CA6272334
Qualified in Suffolk County
Commission Expires Nov. 19, 2016

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEPIETTO CPA
Accounting • Tax • Advisory

1981 Marcus Ave / Suite C110
Lake Success, New York 11042
T. 516.326.9200 F. 516.326.1100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Terra Capital Markets LLC

We have audited the accompanying financial statements of Terra Capital Markets LLC, a Delaware limited liability company, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Terra Capital Markets LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition Terra Capital Markets LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule I and II has been subjected to audit procedures performed in conjunction with the audit of Terra Capital Markets LLC's financial statements. The supplemental information is the responsibility of Terra Capital Markets LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DePietto CPA PC

DePietto CPA, PC
Lake Success, New York
February 24, 2015

Terra Capital Markets, LLC

Statement of Financial Condition

December 31, 2014	
Assets	
Cash and cash equivalents	$417,069
Accounts receivable	61,200
Fixed assets (net of accumulated depreciation and amortization of $69,281)	67,383
Prepaid expenses and other assets	62,600
Total Assets	**$608,252**
Liabilities and Members' Equity	
Liabilities:	
Accounts payable & accrued expenses	169,199
Total Liabilities	**169,199**
Members' Equity	**439,053**
Total Liabilities and Equity	**$608,252**

Terra Capital Markets, LLC

Statement of Operations

Year Ended December 31, 2014	
Revenues	
Commissions	$2,099,082
Management fees	2,060,000
Total Income	4,159,082
Expenses	
Compensation and benefits	2,094,910
Commissions	1,079,853
Travel & entertainment	365,205
Professional fees	108,576
Occupancy expense	65,448
Regulatory fees	49,505
Depreciation expense	23,643
Other expenses	201,277
Total Expenses	3,988,417
Net Income	$170,665

Terra Capital Markets, LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2014	
Balance, January 1, 2014	**$268,388**
Net Income	**170,665**
Balance, December 31, 2014	**$439,053**

Terra Capital Markets, LLC

Statement of Cash Flows

Year Ended December 31, 2014	
Cash Flows From Operating Activities:	
Net increase in members' equity resulting from operations	$170,665
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	23,643
Change in operating assets and liabilities:	
Accounts receivable	(24,168)
Prepaid expenses and other assets	(17,814)
Accounts payable & accrued expenses	48,480
Due to related parties	(3,084)
Net Cash Provided By Operating Activities	197,722
Cash Flows From Investing Activities:	
Purchase of fixed assets	(10,534)
Net Cash Used In Investing Activities	(10,534)
Net Increase In Cash and Cash Equivalents	187,188
Cash and Cash Equivalents, January 1, 2014	229,881
Cash and Cash Equivalents, December 31, 2014	$417,069

Note 1 - Organization

Terra Capital Markets, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in June 2002 under the laws of the State of Delaware. The Company provides sales through third party broker/dealers, registered investment advisors, and services for private placements, principally for six funds (the "Funds"). The Funds are managed by an affiliated entity which shares common ownership with the Company. The Company operates out of the office of one of its members in the New York City metropolitan area as well as an office in New Jersey.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

The Company earns commissions on the Funds' membership units it distributes and records this revenue in the period those membership units are admitted. The Company earns management fees based on the cost of all direct and indirect services provided and recognizes this revenue as received.

Fixed Assets

Fixed assets are reported at cost less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets (3-7 years). Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

The Company has elected to be treated as a partnership for federal and state purposes. As a result, no income taxes are provided as they are the responsibility of the individual members. The Company, however, is liable for New York City Unincorporated Business Tax ("UBT"), and various other municipality taxes. New York City ("NYC") imposes UBT at a statutory rate of 4% on net income generated from ordinary business activities carried on in NYC.

Note 2 - Income Taxes (cont'd.)

Under guidance from FASB ASC 740, the Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, management measures the tax benefit as the largest amount of benefit that is more likely than not of being realized upon ultimate settlement. The Company is subject to potential examination by taxing authorities in various jurisdictions. The open (2011 through 2013) tax years under potential examination vary by jurisdiction. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. As of December 31, 2014, there was no impact to the financial statements relating to accounting for uncertainty in income tax positions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

The Company follows FASB ASC 820 that establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect management's assumptions about the factors market participants would use in valuing the investment based on the best information available in the circumstances.

Fair Value Hierarchy

The fair value measurement hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical investments.

Level 2 - Valuations based on (i) quoted prices in markets that are not active; (ii) quoted prices for similar investments in active markets; and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

Level 3 - Valuations based on inputs that are unobservable, supported by little or no market activity and that are significant to the overall fair value measurement.

Note 2 - Fair Value Hierarchy (cont'd.)

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, such as, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Manager's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

As of December 31, 2014, the Company does not have investments included in Level 3 of the fair value hierarchy.

Note 3 - New Accounting Pronouncements

On July 30, 2013 the SEC released the final amendment to Rule 17a-5, Reports to Be Made by Certain Brokers and Dealers. The rule requires a broker-dealer that claims an exemption from Rule 15c3-3 throughout the most recent fiscal year to file an annual exemption report. The exemption report will include statements where the broker-dealer indicates that it has met the identified exemption provision throughout the most recent fiscal year without exception and if applicable, identifies each exception and briefly describes the nature of each exception.

Note 4 - Related Party Transactions

The Company records its allocable share of rent and other office expenses utilized at the New York location. This expense amounted to $10,666 for the year ended December 31, 2014 and is included in Occupancy expense in the Statement of Operations. There are no amounts owed as of December 31, 2014 relating to this agreement.

The Company provides management services to an affiliate in connection with the management of the Funds which include, but are not limited to, accounting, investor relations, and administrative services. For the year ended December 31, 2014, the Company received $2,060,000 with respect to these services.

The Company's commission revenues in the amount of $2,099,082 are earned entirely from the Funds. At December 31, 2014, $61,200 was owed from one of the Funds for commissions, which is included in accounts receivable in the Statement of Financial Condition.

Note 5 - Fixed Assets

Fixed assets, net at December 31, 2014 consists of the following:

Furniture and fixtures (5-7 years)	$ 37,264
Computer equipment and software (3-5 years)	71,065
Leasehold improvements	28,335
	136,664
Less: Accumulated depreciation	69,281
	$ 67,383

Depreciation and amortization expense amounted to $23,643 for the year ended December 31, 2014.

Note 6 - Concentrations of Credit Risk

The Company maintains at financial institutions all of its cash which at times may exceed federally insured limits of $250,000.

Note 7 - Commitments and Contingencies

The Company entered into a lease agreement for its New Jersey office space through August 2016 at a monthly rate of $3,940 plus utilities. The expense associated with this lease for the year ended December 31, 2014 was $47,280, which is included in Occupancy expense in the Statement of Operations.

Future Rent Obligations	
2015	$ 48,107
2016	32,466
	$ 80,573

Note 8 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness. At December 31, 2014, the Company had net capital of $247,620, which exceeded its requirement by $236,340. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2014, this ratio was 0.68:1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 9 - Income Taxes

There is no NYC UBT tax liability for the year ended December 31, 2014. The Company used a net operating loss available from a prior period against net operating income in the current year.

Note 10 -Subsequent Events

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through February 24, 2015, the date the financial statements were available to be issued and there are no material events that would require adjustment to, or disclosure in, the Company's financial statements.

Terra Capital Markets, LLC

Supplemental Schedules

SCHEDULE I: Computation of Net Capital Pursuant to SEC Rule 15c3-1

NET CAPITAL	
Total Members' Equity	$439,053
DEDUCTIONS AND/OR CHANGES	
Non-Allowable assets	(191,433)
NET CAPITAL	**$247,620**
Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($5,000 if higher)	**11,280**
EXCESS NET CAPITAL	**$236,340**
AGGREGATE INDEBTEDNESS	
Accounts Payable & Accrued Expenses	**169,199**
Total aggregate indebtedness	**$169,199**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.68:1**


DePietto CPA
Accounting • Tax • Advisory

1981 Marcus Ave / Suite C110
Lake Success, New York 11042
T. 516.326.9200 F. 516.326.1100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Shareholders
of Terra Capital Markets LLC

We have reviewed management's statements, included in the accompanying Exempt Report, in which Terra Capital Markets LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Terra Capital Markets LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and Terra Capital Markets LLC stated that Terra Capital Markets LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Terra Capital Markets LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Terra Capital Markets LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) – (2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

DePietto CPA PC
DePietto CPA, PC
Lake Success , NY
February 24, 2015

Terra Capital Markets, LLC

Supplemental Schedules

SCHEDULE II: COMPUTATION FOR THE DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION.

The Terra Capital Markets, LLC (the "Company") is exempt from the provisions of Rule 15c3-3 of the Securities Act of 1934. The Company's activities are limited to the conditions of exemptions in paragraph (k)(2)(i) of Rule 15c3-3. Terra Capital Markets, LLC has met the identified exemption provision throughout the most recent fiscal year without exception.



Michael S. Cardello
Vice President, Chief Compliance Officer


DEPIETTO CPA
Accounting • Tax • Advisory

1981 Marcus Ave / Suite C110
Lake Success, New York 11042
T. 516.326.9200 F. 516.326.1100

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Terra Capital Markets LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31,2014, which were agreed to by Terra Capital Markets LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and [Other Designated Examining Authority or Other Specified Parties] , solely to assist you and the other specified parties in evaluating Terra Capital Markets LLC's compliance with the applicable instructions of Form SIPC-7. Terra Capital Markets LLC's management is responsible for Terra Capital Markets LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries less payments made on SIPC-6 of $4,825 of which $234 was overpaid and (SIPC 7, $5,573), noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31,2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31,2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (SIPC 7), noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC 7) supporting the adjustments noting no differences; and
5) Compared the amount of the overpayment of $234 applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

DePietto CPA PC

DePietto CPA PC
Lake Success, NY 11042
February 24, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*********624*******************ALL FOR AADC 100
065611 FINRA DEC
TERRA CAPITAL MARKETS LLC
ATTN MICHAEL S CARDELLO CCO
805 3RD AVE
NEW YORK NY 10022-7513

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MICHAEL S. CARDELLO
212-753-5100

2. A. General Assessment (item 2e from page 2) $ 10,398

B. Less payment made with SIPC-6 filed (exclude interest) (4,591)
2-3-2015
Date Paid

C. Less prior overpayment applied (234)

D. Assessment balance due or (overpayment) 5,573

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,573

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,573.

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TERRA CAPITAL MARKETS, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 3rd day of February, 2015.

CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,159,082
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	Ø
2d. SIPC Net Operating Revenues	$ 4,159,082
2e. General Assessment @ .0025	$ 10,398
	(to page 1, line 2.A.)